June 24, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (214)756-8623

Robert D. Graham
Vice President
Kronos International, Inc.
5430 LBJ Freeway
Dallas, TX 75240-2697

Re: 	Kronos International, Inc.
	Form S-4, amendment number 1, filed June 3, 2005
	Form 10-K for the year ended December 31, 2004
		File Nos. 333-123680 and 333-100047

Dear Mr. Graham:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 1 TO FORM S-4 FILED JUNE 3, 2005


Management`s Discussion and Analysis, page 28
Cash, Cash Equivalents, Restricted Cash and Restricted Marketable
Debt, page 39

1. We note your response to our prior comment 33. Please revise to clarify a time frame for short term and long term basis. In that regard, we reissue our prior comment 33.

Material Tax Considerations, page 93

2. We note your revisions in response to our prior comment 44 and your continued use of a short-form tax opinion. It is not appropriate to use a short-form tax opinion and merely states that "it is the opinion" that the discussion "describes" the material tax consequences. You must state affirmatively here and in your short-form tax opinion that this discussion is Locke Liddell & Sapp`s opinion. In that regard, we reissue prior comments 44 and 53.

Exhibit 5.1 - Legal Opinion
3. We note the revisions pursuant to prior comment 51. It appears that you continue to "carve out" expertise, or responsibility for, Delaware and New York law. Since you are a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Since you are issuing notes pursuant to an indenture governed by New York law, counsel must opine on New York law, including New York contract law. Please provide an opinion consistent with the requirement of Item 601(b)(5)
of Regulation S-K.

Exhibit 12.1

4. We have read your response to comment 54 from our letter dated April 27, 2005. Since debt is being registered, the ratio of earnings to fixed charges should be disclosed in the filing. Please revise your exhibit to show the calculation of your ratio of earnings to fixed charges. You may also disclose both the ratio of earnings to fix charges and the ratio of earnings to combined fixed charges and preferred dividends. See Item 503(d) of Regulation S-K.



*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.











      Please direct questions regarding accounting comments to Ernest
Greene, Staff Accountant, at (202) 551-3733, or in his absence, to Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714. Direct questions on other disclosure issues to Lesli Sheppard, Senior Staff
Attorney, at (202) 551-3708 or the undersigned at
(202) 551-3760.


			Sincerely,


					Pamela A. Long
					Assistant Director


cc:	Don M. Glendenning, Esq.
	Locke Liddell & Sapp LLP
	2200 Ross Avenue, Suite 2200
	Dallas, TX 75201

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Robert D. Graham
Kronos International
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE